LEGAL INFORMATION
KEY MESSAGES

Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Commission File Number: 001-03788

Date: October 28, 2004

LEGAL INFORMATION

The proposed transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell plc, to all ordinary shareholders of Royal Dutch Petroleum Company (“Royal Dutch”). You are urged to carefully review (i) the Royal Dutch offer document and the prospectus which will be filed with the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell plc, (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc and (iii) the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Royal Dutch, regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in the Netherlands or filed with the SEC and (ii) other documents made public in the Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell plc, Royal Dutch, and The “Shell” Transport and Trading Company (“Shell Transport”) at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The “Shell” Transport and Trading Company, Shell Centre, London SE1 7NA, United Kingdom.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

     This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the conditions to the proposed transaction being satisfied (including the failure of Royal Dutch and Shell Transport shareholders to approve the proposed transaction); the costs related to the proposed transaction; the failure of the proposed transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell plc shares; the accounting implications of the proposed transaction; tax treatment of dividends paid to shareholders and other factors affecting the Royal Dutch/Shell Group of Companies (the “Group”) businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

     Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Group’s businesses. None of Royal Dutch Shell plc, Royal Dutch and Shell Transport undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

THE FOLLOWING IS A SCRIPT THAT WAS SENT TO MEMBERS OF THE
SENIOR EXECUTIVE GROUP OF THE ROYAL DUTCH SHELL/GROUP OF COMPANIES ON OCTOBER 28, 2004.

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KEY MESSAGES

•	One Company: Royal Dutch Shell plc

•	One, single-tier Board; One Non-Executive Chairman; One Chief Executive; One Headquarters

•	Simplified Ownership and Market Profile

•	Delivers Clarity, Simplicity, Efficiency, Accountability and Flexibility

•	Rigorous evaluation process taking into account interests of Shareholders, Stakeholders and Employees

•	The proposals deliver a single parent company and real reforms in management and governance structure, whilst building on certain benefits of the current structure:

•	One listed parent company for the group, Royal Dutch Shell plc

•	Royal Dutch Shell to be initially owned 60% by former Royal Dutch shareholders and 40% by former ST&T shareholders (assuming full acceptance of the tender offer for RD), reflecting the current (60:40) ownership of the Royal Dutch/Shell group

•	A single tier board chaired by a single Non Executive Chairman

•	A Chief Executive with full executive authority and empowered to drive strategy implementation, operational delivery and cultural change. Jeroen van der Veer to assume this role with immediate effect

•	Board initially to comprise 5 Executive Directors and 10 Non Executives (a reduction from the current combined 16 Non Executives)

•	Royal Dutch Shell will be UK incorporated and be tax resident and have a single headquarters in The Netherlands. A substantial presence will be maintained in the UK, where the global Downstream (Oil Products and Chemicals) and Trading businesses will continue to be based. The Group will continue to have substantial upstream and downstream operating activities and investments in the Netherlands and in the UK.

•	Royal Dutch Shell to be listed in London, Amsterdam and New York and the Boards are confident it will qualify for inclusion (at full market capitalisation) in the FTSE 100 and FTSE All Share indices.

•	Use of ‘A’ shares and ‘B’ shares, identical in all respects other than dividend source, to preserve the current tax treatment of dividends for shareholders

•	The Boards of both parent companies have unanimously agreed to propose these improvements to shareholders. The Boards believe their implementation will strengthen the Group and deliver significant benefits:

•	Clarity and Simplicity: one listed parent company, one Board, one Non Executive Chairman and one Chief Executive

•	Efficiency: a streamlined approach to decision making, with clear lines of authority and an empowered Chief Executive

•	Accountability: through clarity in governance, reporting relationships and responsibilities

•	Move to quarterly dividend payments (from six monthly payments) from Q1 2005. Dividends will be declared in Euros, but holders of B shares will receive payment in Sterling and holders of ADRs in Dollars. The Company will seek to continue to increase dividends at least in line with inflation over time.

•	New structure provides strategic and financial flexibility.

•	Implementation is expected to be via a tender offer for RD and a Scheme of Arrangement in relation to STT. Completion is expected in May 2005 following shareholders’ approvals, at the time of the April 2005 AGMs, and fulfilment of other conditions to implementation.

•	The proposals have been formulated following a detailed review of structure and governance conducted by a Steering Group, which met with a large number of shareholders and shareholder bodies and drew on external financial and legal advice.

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